Document Control
No Act
P.E. 6-24-03

UNITED STATES
[redacted]IES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULA[T]

03026165

June 24, 2003

Act	Securities Exchange Act of 1934
Section	14(e)
Rule	14e-5
Public Availability	6/24/03

Patrick J. Dooley
Akin, Gump, Strauss, Hauer & Feld, LLP
590 Madison Avenue
New York New York 10022

Re: Tender Offer by Movil Access, S.A. de C.V. for Grupo Iusacell, S.A. de C.V.
File No. TP 03-93

PROCESSED
JUL 16 2003
THOMSON
FINANCIAL

Dear Mr. Dooley:

In regard to your letter dated June 24, 2003, as supplemented by conversations with the staff, our response is attached to the enclosed photocopy of your letter. By doing this, we avoid having to recite or summarize the facts set forth in your letter. Each defined term in our response has the same meaning as defined in your letter, unless otherwise noted.

Response:

Without necessarily concurring in your analysis and based on your representations and the facts presented in your letter, the United States Securities and Exchange Commission (Commission) hereby grants exemptions from Rules 14d-10 and 14e-5 under the Securities Exchange Act of 1934 (Exchange Act). The exemption from Rule 14d-10 is to permit *Movil Access, S.A.* (Movil Access) to make the U.S. Offer available only to all persons who hold ADSs and Series V Shares of *Grupo Iusacell, S.A.* (Iusacell) who are not resident in Mexico for the reasons described in your letter. All persons, including U.S. holders, are eligible to participate in the Mexican Offer for Series V Shares because the applicable law in Mexico does not permit any holders, including U.S. holders to be excluded. The exemption from Rule 14e-5 is to permit Movil Access to purchase or arrange to purchase Series V Shares of Iusacell pursuant to the Mexican Offer during the U.S. Offer. You do not request, and we do not grant, any relief regarding purchases or arrangements to purchase shares or ADSs otherwise than pursuant to the Offers.

The foregoing exemptions from Rules 14d-10 and 14e-5 are based solely on your representations and the facts presented and are strictly limited to the application of these rules to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

1241419

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the Offers. The Divisions express no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

Sincerely,

For the Commission, by the
Division of Corporation Finance,
pursuant to delegated authority,

Pamela W. Carmody
Acting Chief
Office of Mergers & Acquisitions
Division of Corporation Finance

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano
Assistant Director
Division of Market Regulation

AKIN GUMP
STRAUSS HAUER & FELD LLP
Attorneys at Law

June 24, 2003

Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ms. Pamela Carmody

Office of Risk Management and Control
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Attention: Mr. James Brigagliano

Re: Proposed Tender Offer by Movil Access, S.A. de C.V. for Series V Shares and ADSs of Grupo Iusacell, S.A. de C.V.

Dear Ms. Carmody and Mr. Brigagliano:

We are writing on behalf of our clients, Biper, S.A. de C.V., a variable stock corporation organized under the laws of Mexico ("Biper"), and Movil Access, S.A. de C.V., a variable stock corporation organized under the laws of Mexico ("Movil Access") and a wholly-owned subsidiary of Biper. Movil Access intends to make two all cash tender offers to acquire all of the outstanding Series A shares ("Series A Shares"), Series V shares (the "Series V Shares") and American Depositary Shares (the "ADSs," and together with the Series A Shares and the Series V Shares, collectively, the "Securities") of Grupo Iusacell, S.A. de C.V., a variable stock corporation organized under the laws of Mexico ("Iusacell").

Iusacell is a foreign private issuer as defined in Rule 3b-4(c) promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). The ADSs are listed for trading on the New York Stock Exchange ("NYSE"). Each ADS represents one hundred Series V Shares. The Series A Shares and the Series V Shares are listed for trading on the Mexican Stock Exchange. The ADSs and Series V Shares are registered pursuant to Section 12(b) of the Exchange Act, and Iusacell is subject to the informational reporting requirements of the Exchange Act and files reports on Forms 20-F and 6-K with the Securities and Exchange Commission (the "Commission"). The Series V Shares were registered not for trading but only in connection with the registration of the ADSs. The Series A Shares are not registered under the Exchange Act.

As previously discussed with members of the Staff of the Commission, we propose that the acquisition of the Securities be structured as a simultaneous (i) United Stares tender offer (the "U.S. Offer") open to all holders of ADSs and to all holders of Series V Shares who are not residents in Mexico, and (ii) Mexican tender offer (the "Mexican Offer" and, together with the U.S. Offer, the "Offers") open to all holders of Series A Shares and Series V Shares, including holders who are resident in the United States within the meaning of Rule 14d-1 under the Exchange Act ("U.S. Residents"). Holders of Series V Shares who are not resident in Mexico can tender, at their option, into either the U.S. Offer or the Mexican Offer. The Offers are expected to commence at the same time.

Before public announcement of the Offers, Movil Access and Biper entered into an Acquisition Agreement, dated as of June 12, 2003 (the "Acquisition Agreement"), with the following stockholders of Iusacell: Bell Atlantic International, Inc., a Delaware corporation ("BAII"), Bell Atlantic Latin America Holdings, Inc., a Delaware corporation ("BALAH"), and Bell Atlantic New Zealand Holdings, Inc. ("BANZHI", and together with BAII and BALAH, collectively the "Verizon Selling Shareholders") and Vodafone Americas B.V. ("Vodafone"). The Verizon Selling Shareholders and Vodafone own an aggregate of approximately 73.9% of the outstanding Series A Shares, Series V Shares and ADSs, and have, subject to the provisions of the Acquisition Agreement, agreed, among other things, to cause to be validly tendered (and not withdrawn) all such Securities (including Series V Shares underlying ADSs held by them) in the Mexican Offer.

In addition to the Acquisition Agreement, before public announcement of the Offers, Movil Access, Biper, the Verizon Selling Shareholders, Vodafone and The Bank of New York, as escrow agent ("Escrow Agent"), entered into an Escrow Agreement, dated as June 12, 2003 (the "Escrow Agreement"). Pursuant to the Escrow Agreement, the Verizon Selling Shareholders and Vodafone have transferred to the Escrow Agent all of the Series A Shares and Series V Shares owned by the Verizon Selling Shareholders and Vodafone. In addition, each of the Verizon Selling Shareholders and Vodafone have appointed the Escrow Agent as its attorney-in-fact to tender such securities into the Mexican Offer. As promptly as practicable, but in no event more than two business days after the commencement of the Offers, the Escrow Agent will tender all of the Series A Shares and Series V Shares deposited with the Escrow Agent into the Mexican Offer. Pursuant to the Escrow Agreement, Movil Access has transferred to the Escrow Agent US$10,000,000, which amount represents the United States dollar equivalent of the sum of all of the outstanding Securities multiplied by the respective offer price in the Offers. None of this amount has been paid to any of the Verizon Selling Shareholders or Vodafone, who will be paid in the Offers at the same time as all other tendering securityholders. Pursuant to the Escrow Agreement, the Escrow Agent will deliver all of the Series A Shares and Series V Shares transferred by the Verizon Selling Shareholders and Vodafone to the Mexican Receiving Agent in the Mexican Offer.

In Mexico, tender offers are regulated by the General Rules Applicable to Disclosable Stock Acquisitions and Public Tender Offers (as amended, the "Regulations") issued by the National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores*, or the "CNBV"), and which became effective on April 25, 2002, and by CNBV staff bulletins (*circulares*). The Mexican Offer is subject to the Regulations, the CNBV staff bulletins and the jurisdiction of the CNBV.

Based upon a review of public information and after discussion with representatives of the Verizon Selling Shareholders and Vodafone, Movil Access was not able to definitively conclude that the proposed Offers are eligible for automatic exemptive relief available for cross-border tender offers relating to the securities of foreign companies under the release adopted by the Commission in October 1999 (Release Nos. 33-7759; 34-42054) (the "Cross-Border Release"). However, Movil Access understands that of the 900,733,310 Series V Shares reported as outstanding by Iusacell (as of December 31, 2001) approximately 484,963,753 are held by persons other than the Verizon Selling Shareholders and Vodafone, and of these, approximately 112,278,000 (as of June 24, 2003) are represented by ADSs. Thus, approximately 23% of the Series V Shares not held by the Verizon Selling Shareholders or Vodafone are represented by ADSs that trade on the NYSE. Movil Access also understands that a person holding Series V Shares must hold such shares through an account established with a Mexican financial institution or broker. As a result, Movil Access believes that it is unlikely that a significant number of U.S. Residents would go to the effort of establishing such an account in order to hold Series V Shares directly. Nevertheless, if Movil Access becomes aware of ownership of Series V Shares by U.S. Residents which are significantly in excess of the percentage figure set forth above, it will promptly advise the Staff.

We are hereby requesting:

(i) exemptive relief from Rule 14d-10(a)(1) under the Exchange Act to permit the dual tender offer structure described below; and

(ii) exemptive relief from Rule 14e-5 under the Exchange Act to permit Movil Access to purchase Series V Shares pursuant to the Mexican Offer.

Background Information

1. Movil Access

Movil Access' primary business consists of the rendering and exploiting of the personal communication service of narrow ban, commercially known as the "portable e-mail service," and the marketing and/or sale of personal interactive communication terminals. Through its broadcast network it currently covers Mexico's principal cities with targeted market of corporate clients and middle to upper-income consumers providing personal interactive communication services such as the Motorola Time Port 935 and the Motorola T-900, which allows the broadcast and reception of e-mails and of financial and business information through the Internet, as well as the broadcast of messages to other wireless terminals.

2. Biper

Biper is a holding company listed on the Mexican Stock Exchange under name MOVILA. Biper owns 99% of the shares of Biper Telecomunicaciones, which provides personal communication service of narrow band or "two way-paging", commercially known as portable e-mail service. This portable email service is operated by Movil Access. Biper also owns 99% of Telecomunicaciones Elektra and Operadora, both of which render mobile radio-location of persons, commercially known as "one-way paging." This one-way paging service is operated by Biper's wholly-owned subsidiary Biper Comm, S.A. de C.V.

3. Iusacell

According to Iusacell's Annual Report on Form 20-F filed for the year ended December 31, 2001 by Iusacell with the Commission on June 28, 2002 ("Iusacell Annual Report"), Iusacell is a leading wireless telecommunications service provider in Mexico with nearly 1.9 million mobile wireless customers at December 31, 2001. Iusacell holds and operates concession in the 800 megaherz (MHz) band to provide cellular wireless services in five contiguous geographic regions comprising all of central and southern Mexico, and in the 1900 MHz band to provide personal communications services (PCS) wireless services in two of the four regions in northern Mexico. Iusacell's service regions include Mexico City, Monterrey, Tijuana, Guadalajara, Leon, Puebla, Cancun, and Merida, and combined represent approximately 90 million points of presence (POPs) comprising 90% of Mexico's total population.

Provisions of the Regulations

In Mexico, tender offers for securities registered with the CNBV are regulated by the Regulations. Mexican counsel has advised that a tender offer may not be carried out, nor tender offer documents may be disseminated, in Mexico, unless the tender offer and the tender offer materials comply with the Regulations and CNBV staff bulletins. Therefore, a wide dissemination in Mexico of the U.S. tender offer materials in conformity with U.S. laws, regulations and procedures would violate the Regulations and CNBV staff bulletins.

The Regulations provide that any person or group that, directly or indirectly, intends to acquire more than 50% of the voting stock of a company whose securities are registered with the CNBV must conform to a prescribed tender offer procedure. The Regulations also provide, among other things, that the offer must be for 100% of the capital stock of the issuer and the consideration offered must be the same regardless of the class or type of security.

There are a number of other aspects of Mexican law that conflict with U.S. law with respect to tender offers. For example, the offer must be open for a period of at least 15 business days as compared to 20 business days in the United States. The Regulations also provide that the offer may be modified at any time prior to its expiration but, absent CNBV approval, only if the modification provides a more favorable treatment for the offerees and that the offer period is extended for at least five business days. This offer extension provision directly conflicts with U.S. laws, which permit modifications to the offer regardless of their nature provided that the offer period remains open after such modification for at least a period sufficiently long for investors to be able to react to such modification.

Under Mexican regulations, the bidder must file for approval with the CNBV a preliminary prospectus providing, among other things: a description of the terms and conditions of the tender offer; the bidder's intention to de-register the securities of the target company from the Mexican National Registry of Securities, if applicable; a description of any agreement entered into by the bidder with other purchasers, shareholders or directors of the target company, or any other possible participant or third party, indicating the rights and obligations assumed in such agreement; and any other information that would be relevant to the investor in making its investment decision. All this information must be provided in Spanish.

Within ten calendar days of the commencement of the tender offer, the Board of Directors of the target company must publish on the Emisnet web site of the Mexican Stock Exchange its opinion regarding the tender offer. Directors who are also shareholders must publish through the same means by not later than the beginning of the last business day of the tender offer period the decision they will make with respect to their securities.

The Proposed Transaction Structure

In order to comply with the Regulations, CNBV requirements and the Exchange Act, Movil Access proposes to structure the Offers as follows:

1. On June 13, 2003 (the "Announcement Date"), Movil Access issued in the United States a press release announcing its intention to acquire all of the capital stock of Iusacell, and disclosing that the acquisition was expected to take the form of a cash tender offer. Movil Access also filed a Schedule TO with the pre-commencement announcement.

2. Pursuant to the Acquisition Agreement, the Verizon Selling Shareholders and Vodafone have agreed to cause to be validly tendered (and not withdrawn) all of their respective Verizon Shares and Vodafone Shares in the Mexican Offer. Pursuant to the Escrow Agreement, the Verizon Selling Shareholders and Vodafone have transferred all of the Verizon Shares and Vodafone Shares (other than those underlying ADSs) to the Escrow Agent. In addition, each of the Verizon Selling Shareholders and Vodafone have appointed the Escrow Agent as its attorney-in-fact to tender such securities into the Mexican Offer. As promptly as practicable, but in no event more than two business days after the commencement of the Offers, the Escrow Agent will tender all of the Series A Shares and Series V Shares deposited with the Escrow Agent into the Mexican Offer.

3. The U.S. Offer will be open to all holders of ADSs and to holders of Series V Shares who are not resident in Mexico. The Mexican Offer will be open to all holders of Series V Shares and Series A Shares, including U.S. Residents. Holders of Series V Shares who are not residents in Mexico, including U.S. Residents, can tender, at their option, into either the U.S. Offer or the Mexican Offer, but not into both. To the extent holders of ADSs elect to participate in the Mexican Offer, they would have to pay a fee of up to U.S.$0.05 per ADS to the Depositary for the conversion of their ADSs into Series V Shares and then tender such Series V Shares into the Mexican Offer. Both Offers will be cash offers. Except as may be required by the law governing each Offer and except as noted in this letter, Movil Access expects that the terms of the two Offers will be identical in all material respects.

4. The Mexican Offer will be structured as a cash tender offer and the consideration will be payable in Mexican pesos or U.S. dollars (equivalent to such Mexican pesos calculated as the average of the exchange rates reported on each of the five consecutive business days ending two business days prior to the expiration date of the U.S. Offer by Reuters and Bloomberg on their FXBENCH page as the New York closing rate for the exchange of Mexican pesos and U.S. dollars (the "Applicable Exchange Rate")), at the election of the offeree. Such consideration will

be paid at the same time to all Iusacell shareholders (including the Verizon Selling Shareholders and Vodafone).

5. The U.S. Offer will be structured as a cash tender offer and the consideration will be payable in U.S. dollars equivalent to the Mexican peso price of the Mexican Offer, calculated at the Applicable Exchange Rate.

6. On June 19, 2003, Movil Access filed with the CNBV an application for approval of the Mexican Offer. The final Mexican Offer materials approved by the CNBV will be made public by posting them on the Emisnet web site of the Mexican Stock Exchange on or before the commencement of each of the U.S. Offer and the Mexican Offer (as applicable, the "Commencement Date"). In addition, Movil Access will have to publish a notice of the Mexican Offer in a Mexican newspaper of national circulation on the Commencement Date.

7. As soon as practicable following the approval of the Mexican Offer by the CNBV, Movil Access will commence the Mexican Offer. Movil Access anticipates commencing the U.S. Offer on the same date and Movil Access and Biper will file with the Commission a Schedule TO with respect thereto and will deliver copies to Iusacell and the New York Stock Exchange. Movil Access also intends to publish in a newspaper of national circulation in the United States a tombstone-style advertisement setting forth the information generally required by Section 14(d) of the Exchange Act and Regulation 14D thereunder.

8. Promptly after the Commencement Date, Movil Access will disseminate the U.S. Offer materials in accordance with United States law and the Mexican Offer materials in accordance with Mexican law.

9. The Regulations require that all holders of Series V Shares, including U.S. Residents, be allowed to participate in the Mexican Offer. The U.S. Offer materials will disclose that U.S. Residents holding Series V Shares can tender into either the U.S. Offer or the Mexican Offer and that, to the extent the holders of ADSs elect to participate in the Mexican Offer, they would have to pay a fee of up to U.S.$0.05 per ADS to the Depositary for the conversion of their ADSs into Series V Shares. In addition to describing the method for tendering into the U.S. Offer, the U.S. Offer materials will describe how U.S. Residents can tender Series V Shares in the Mexican Offer. The Mexican Offer materials will not be distributed to U.S. Residents; however, the Mexican Offer materials will be posted on the Emisnet web site of the Mexican Stock Exchange.

10. The U.S. Offer will initially remain open for at least 20 business days after the filing date of the Schedule TO and the Mexican Offer will remain open for such period such that they will be consummated at the same date and time. The U.S. Offer and the Mexican Offer materials will disclose that Movil Access may extend the Offers when its is required to do so by applicable laws and regulations. The U.S. Offer and the Mexican Offer materials will also state that, if, on or prior to the expiration date the conditions to either of the Offers are not satisfied (or waived as permitted by the Offers), Movil Access will extend the Offers in increments of five business days until all the offer conditions have been satisfied (or so waived); provided that, pursuant to the Acquisition Agreement, Movil Access will not be required to extend the Offers to a date that is later than December 11, 2003.

11. The U.S. Offer and the Mexican Offer materials will disclose the principal terms of the Acquisition Agreement and Escrow Agreement.

12. Movil Access will not purchase or make any arrangement to purchase Securities outside of the U.S. Offer from the Announcement Date until the expiration date of the U.S. Offer, except pursuant to the Mexican Offer.

13. If the prices per Series A Share and Series V Share in the Mexican Offer are increased, Movil Access will (and the U.S. Offer materials will disclose that Movil Access will) make a corresponding increase to the prices to be paid per Series V Share and ADS pursuant to the U. S. Offer (taking into account the number of Series V Shares represented by each ADS). If the prices per Series V Share and ADS in the U.S. Offer are increased, Movil Access will (and the Mexican Offer will disclose that Movil Access will) make a corresponding increase to the prices to be paid per Series A Share and Series V Share pursuant to the Mexican Offer.

14. In connection with the Offers, Movil Access and Biper will comply with applicable Mexican law, including the Regulations and CNBV staff bulletins. Except as otherwise described herein, the Offers will comply with all provisions of the Exchange Act.

<u>SEC Rules Involved</u>

1. Rule 14d-10(a)(1)

Rule 14d-10(a)(1) promulgated under the Exchange Act provides that no person shall make a tender offer for an equity security unless the offer is open to all security holders of the class of Securities subject to the tender offer. The U.S. Offer will be open to all holders of ADSs and to all holders of Series V Shares who are not resident in Mexico. Conversely, the Mexican Offer will be open to holders of Series A Shares and Series V Shares (and not to holders of ADSs). Literal application of Rule 14d-10(a)(1) would prohibit the dual structure of the Offers.

2. Rule 14e-5

Among other things, Rule 14e-5 promulgated under the Exchange Act prohibits a person making a tender offer for an equity security from, directly or indirectly, purchasing or making any arrangement to purchase such security or any security which is immediately convertible into or exchangeable for such security, except pursuant to such offer. The prohibition continues from the time of the public announcement of the offer until the expiration of the offer period, including extensions thereof. Read literally, Rule 14e-5 could be interpreted to prohibit purchases of Securities pursuant to the Mexican Offer.

<u>Discussion</u>

1. Rule 14d-10(a)(1)

In October 1999, the Commission adopted certain exemptive rules pursuant to the Cross-Border Release, which indicates that the purpose of granting exemptions to Rule 14d-10 is to facilitate U.S. investor participation in these types of transactions. The Commission also stated that, when United States ownership is greater than 40%, it would consider relief on a case-by-case basis when there is a direct conflict between the United States laws and practice and those of the home jurisdiction.

There is a direct conflict between tender offer rules and practices in Mexico and in the United States. As indicated above, the Regulations and the CNBV require that a tender offer for equity securities of a Mexican company registered with the CNBV (as is the case with Iusacell) must comply with certain disclosure, dissemination timing and other conditions that differ in some respects from U.S. rules and regulations. For example, (i) the CNBV must approve the tender offer prior to its commencement, (ii) the final Mexican Offer materials approved by the CNBV must be made public by posting them on the Emisnet website of the Mexican Stock Exchange on or before the commencement of the tender offer, (iii) the tender offer materials need only be disseminated to the participants in the Indeval Mexican clearing system, (iv) the contents of the tender offer materials, although substantially similar to those required under the Exchange Act, are presented in a format that differs from Schedule TO, and (v) the tender offer materials must be written in the Spanish language.

We believe the best method for reconciling the conflict between United States and Mexican laws and practices is the dual offer structure.

The Commission has approved dual offer structures in prior orders. *In the Matter of Amersham International PLC*, Exchange Act Release No. 34-38797 (July 1, 1997), the Commission concluded that, in view of the existence of conflicting regulatory schemes and tender offer practices and the fact that United States holders and non-United States holders would be permitted to participate in tender offers on an equal basis, it was appropriate to allow a tender offer to be structured as two concurrent offers–one in the United States and one in the foreign jurisdiction. Based on this conclusion, the Commission granted an exemption from Rule 14d-10 and acknowledged that dual offers could be conducted without having the foreign offer subject to Section 14(d) of the Exchange Act and the rules thereunder. The Commission recently came to the same conclusion and granted similar relief in connection with cross border tender offers for Mexican and other foreign companies. See *In the Matter of The Pepsi Bottling Group, Inc., Bottling Group LLC and PBG Grupo Embotellador Hispano-Mexicano S.L.'s Tender Offer for Shares, CPOs and GDSs of Pepsi-Gemex, S.A. de C.V.* Exchange Act File TP 02-93 (October 14, 2002); and *In the Matter of Ivax Corp.'s Tender Offer Shares and ADSs of Laboratorio Chile S.A.*, Exchange Act File TP 01-136 (June 5, 2001); *In the Matter of Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Common and Preferred Shares and American Depositary Shares of Banco Ganadero, S.A.*, Exchange Act File TP 01-108 (March 9, 2001). In substantially all of these instances, the level of U.S. ownership exceeded 40%.

In view of the fact that the U.S. Offer will be for all ADSs and for Series V Shares held by persons who are not resident in Mexico, and the Mexican Offer will be for all Series A Shares and Series V Shares, Movil Access and Biper respectfully request that the Offers be exempted from compliance with Rule l4d-l0(a)(l) of the Exchange Act. Given (i) the protections afforded by the Mexican regulatory regime, (ii) that the Offers will be made on the same financial terms, (iii) the differences in the procedural requirements under law between the Offers; (iv) that U.S. Residents who hold Series V Shares may not be excluded from the Mexican Offer, (v) the confusion that could result from extending the U.S. Offer to all holders of Series V Shares given that the Regulations and the CNBV staff bulletins prohibit the wide dissemination in Mexico of the U.S. Offer materials, and (vi) the fact that U.S. Residents will be able to tender their ADSs and Series V Shares in either Offer (although holders of ADSs wishing to participate in the Mexican Offer would have to pay a conversion fee to the Depositary), we believe that the requested exemption is both appropriate and consistent with the intent of the Cross-Border Release and the Exchange Act.

2. Rule 14e-5

Paragraph (d) of Rule 14e-5 states that the Commission may grant an exemption from the provisions of Rule 14e-5, either unconditionally or on specified terms and conditions, to any transaction.

In the Cross-Border Release, the Commission has provided for continued review of exemption requests, on a case by case basis, in situations, such as the instant case, where United States ownership exceeds (or is presumed to exceed) 10%. We believe the exemptive relief required from Rule 14e-5 with respect to the Mexican Offer is, in large measure, contemplated by or consistent with the exemptive relief granted in connection with other, similarly structured tender offers. See *In the Matter of The Pepsi Bottling Group, Inc., Bottling Group LLC and PBG Grupo Embotellador Hispano-Mexicano S.L.'s Tender Offer for Shares, CPOs and GDSs of Pepsi-Gemex, S.A. de C.V.* Exchange Act File TP 02-93 (October 14, 2002); *In the Matter of The AES Corporation Tender Offer for Shares and ADSs of Campania Anonima National Telefonos de Venezuela (CANTV),* Exchange Act File TP 01-239 (October 22, 2001); and *In the Matter of Ivax Corp.'s Tender Offer for Shares and ADSs of Laboratorio Chile S.A.*, Exchange Act File TP 01-136 (June 5, 2001).

See also the following letters, among others, where the Commission recognized that the interests of international comity may require an acquisition of shares to be conducted pursuant to two separate tender offers, each subject to the laws of a different country. In each case, the Commission provided the bidder with an exemption from Rule 14e-5 (formerly Rule 10b-13) so that the non-U.S. offers could be made during the pendency of the U.S. Offer. See *In the Matter of The Pepsi Bottling Group, Inc., Bottling Group LLC and PBG Grupo Embotellador Hispano-Mexicano S.L.'s Tender Offer for Shares, CPOs and GDSs of Pepsi-Gemex, S.A. de C.V.* Exchange Act File TP 02-93 (October 14, 2002); *In the Matter of Exchange Offer by Banco co Bilbao Vizcaya Argentaria, S.A. for Ordinary Shares and ADSs of BBVA Banco Frances,* Exchange Act File TP 01-118 (April 19, 2001); and *In the Master of Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Common and Preferred Shares and American Depository Shares of Banco Ganadero, S.A.*, Exchange Act File TP 01-108 (March 9, 2001).

Rule 14e-5 is designed to prevent manipulative and deceptive practices whereby an offeror purchases (or arranges to purchase) shares outside of a tender offer, either during the offer or promptly following it. Because the proposed dual offer structure involves purchases pursuant to a foreign tender offer, none of these concerns are relevant here. Furthermore, Movil Access' intention to make purchases pursuant to the Mexican Offer and the purchases themselves will be fully disclosed to U.S. shareholders who will be assured the benefit of the same price paid in the Mexican Offer.

Holders of ADSs and U.S. Residents who hold Series V Shares will be entitled to participate in the U.S. Offer on terms at least as favorable as those offered to holders of Series V Shares in the Mexican Offer. Holders of Series V Shares will be entitled to participate in the Mexican Offer on terms at least as favorable as those offered to holders of ADSs and U.S. Residents who hold Series V Shares in the U.S. Offer.

Therefore, Movil Access and Biper respectfully request exemptive relief from the provisions of Rule 14e-5 pursuant to Rule 14e-5(d) with regard to purchases made pursuant to the Mexican Offer.

Relief Requested

1. Rule 14d-10(a)(1) Relief

Movil Access and Biper respectfully request exemptive relief from Rule l4d-10(a)(1) under the Exchange Act with respect to the Mexican Offer and the U.S. Offer in order that the dual offer structure as described is this letter may proceed as contemplated.

2. Rule 14e-5 Relief

Movil Access and Biper respectfully request exemptive relief from Rule 14e-5 under the Exchange Act to allow Movil Access to make the Mexican Offer and to purchase the Series A Shares and Series V Shares thereunder.

In compliance with Securities Act Release No. 6269 (December 5, 1980), seven additional copies of this letter are enclosed.

* * *

In view of the timetable for the Offers, we respectfully request that the Commission issue the requested exemptive relief as soon as practicable. If you require any further information or have any questions please contact me at (212) 872-1080 or in my absence, Lorne Smith at (212) 872-8089.

Very truly yours,

Patrick J. Dooley